

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2022

William Restrepo
Chief Financial Officer
Nabors Industries, Ltd.
Crown House Second Floor
4 Par-la-Ville Road
Hamilton, HM08
Bermuda

> **Re: Nabors Industries, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 18, 2022**
> **Form 8-K filed February 8, 2022**
> **File No. 001-32657**

Dear Mr. Restrepo:

We have reviewed your April 7, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 24, 2022 letter.

Form 8-K filed February 8, 2022

Exhibit 99.1
Segment Reporting, page 3

1.   We note your response to prior comment 2. As Daily adjusted gross margin appears to be a non-GAAP measure presented on a segment basis, tell us how you considered reconciling it to the measure used by management to evaluate segment performance, Adjusted operating income (loss), as the most directly comparable GAAP-basis measure.

Reconciliation of Non-GAAP Financial Measures to Income (Loss) from Continuing Operations

Before Income Taxes, page 5

2.   We note the proposed revisions provided in your response to prior comment 3. It appears that Adjusted EBITDA presented on a consolidated basis should be reconciled to GAAP-basis net income (loss) as presented in your Statement of Comprehensive Income (Loss) and Adjusted gross margin presented on a consolidated basis should be reconciled to a fully burdened, GAAP-basis measure of gross margin. Please revise your disclosure to comply with Item 10(e)(1)(i)(B) of Regulation S-K. Also, see question 103.02 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures. This comment also applies to your response to prior comment 5.

Reconciliation of Free Cash Flow to Net Cash Provided by Operating Activities, page 7

3.   We note your proposed revision in response to prior comment 4. Please tell us if your reference to cash flow available for paying down debt is consistent with your mandatory debt service requirements and whether you consider the payment of dividends to shareholders to be a non-discretionary expenditure.

    You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 with any questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Energy & Transportation